UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-42181

Primega Group Holdings Limited

Room 2912, 29/F., New Tech Plaza

34 Tai Yau Street

San Po Kong

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Interim Results

The unaudited financial results for the six months ended September 30, 2024 is furnished as Exhibit 99.1 to this Form 6-K.

Exhibit Index

Exhibit No.	Description
99.1	Primega Group Holdings Limited Reports Unaudited Financial Results for The Six Months Ended September 30, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRIMEGA GROUP HOLDINGS LIMITED

By:	/s/ Kan Chi Wai
Name:	Kan Chi Wai
Title:	Chief Executive Officer and Director

Date: February 24, 2025